September 24, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:     John M. Ganley

Re:	The Cushing Renaissance Fund – Registration Statement on Form N-2
(File Nos. 333-170869 and 811-22499) (the “Registration Statement”).

Mr. Ganley:

As a representative of the several underwriters of the proposed initial public offering (the “Offering”) of The Cushing Renaissance Fund (the “Registrant”), we hereby join the Registrant’s request for acceleration of effectiveness of the Registration Statement to 1:00 p.m., Eastern Time, on September 25, 2012, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the Offering, dated August 30, 2012, through the date hereof:

Preliminary Prospectus dated August 30, 2012

18,000 copies to prospective underwriters, institutional investors, dealers and others.

Additionally, pursuant to Rule 461(b)(2) of the Act, copies of the Registration Statement, including the Statement of Additional Information required by Rule 430(b) of the Act, have been made available to each of the several underwriters participating in the Offering.

The undersigned advises that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

As representative of the several underwriters

By:	STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Justin Bowman
Name:	Justin Bowman
Title:	Managing Director